E-MAIL:

asiegman@greeneradovsky.com

January 8, 2007

VIA EDGAR AND FEDERAL EXPRESS

Anne Nguyen Parker

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC  20549

Re:	GeoPetro Resources Company (the “Company”)
Amendment No. 2 Registration Statement on Form S-1
Filed November 16, 2006
File No.: 333-135485

Dear Ms. Parker:

On behalf of the Company, for which we are securities counsel, we set forth the Company’s responses to the comments (restated in italics below) on the Company’s Amendment No. 2 to Registration Statement raised in your letter of December 13, 2006.  Page numbers in the response correspond to the page numbers in the paper copy of the redline previously submitted.

The Company is nearing completion of the process of obtaining the required disclosure information about the selling shareholders, which information will be added by a pre-effective amendment in the next ten days, with the intent to request acceleration of the registration statement immediately thereafter.  A pre-effective amendment is being filed at this time however to:  (a) respond to your comments of December 13, 2006; (b) comply with the new executive compensation and related party disclosures; and (c) update, where necessary, disclosure about 2006 and remove disclosure concerning prior years where no longer required.

Amendment No. 2 to Registration Statement on Form S-1

Selling Shareholders, page 71

1.                                      We note your response to prior comment 3 and we reissue it.  You are required to identify any registered broker-dealer or affiliates of registered broker-dealers.  Please revise your disclosure accordingly.  We may have additional comments.

The Company is in the process of identifying all registered broker-dealers or affiliates thereof that will be selling in the offering.  Such information will be added by pre-effective amendment to the S-1.

2.                                      We note your response to prior comment 4 and we reissue it.  As stated in interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual, you are required to disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders.  Please note that we permit selling security holder disclosure on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering.  See Interpretation I.59 of the July 1997 manual of publicly available CF telephone interpretations.  Please revise your disclosure accordingly.

The Company has distributed questionnaires to its known record holders in order to identify the beneficial owners of the Company’s common stock who intend to participate in the resale registration statement, including any natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders.  The Company expects to be able to obtain this information for substantially all of the beneficial owners of its common stock who are residents of the United States prior to the proposed effective date for the resale registration statement.  It remains unclear, however, whether it will be able to identify all of the beneficial owners of its common stock that is traded on the Toronto Stock Exchange prior to the proposed effective date for the resale registration statement.  In the event that the Company is unable to identify all of the beneficial owners of its common stock that is traded on the Toronto Stock Exchange prior to the proposed effective date for the resale registration statement, it intends to rely on guidance of the staff of the SEC that permits an issuer to identify selling security holders by post-effective amendment.

In this regard, we understand that the staff has taken the position that it will declare a registration statement effective if a company identifies all known persons and describes the class of unknown persons who might sell and the total number of securities those owners may sell if the company is unable to identify all of the selling security holders before effectiveness.  Further, we understand that the Company may complete the list of selling security holders by adding previously unidentified security holders by post-effective amendment.  Finally we understand the staff’s view that selling security holders must be named before they can sell pursuant to the registration statement.  See CF Memo 2-04 (February 27, 2004); Securities Offering Reform, SEC Rel. No. 33-8591 (July 19, 2006) footnote 450 (“Currently, the staff in the Division of Corporation Finance requires all issuers registering securities for the benefit of selling security holders to include the names of selling security holders in the registration statement either prior to effectiveness or through a post-effective amendment to the registration statement, with limited exceptions for the identities of security holders owning a de minimis amount of the issuers securities (less than 1%) or receiving the securities as a result of a donative transfer.”)

In reliance on these positions, if the Company is unable to identify all of the selling security holders before effectiveness, it will identify all known persons and describe the class of unknown persons who might sell and the total number of securities those owners may sell.  Further, to the extent that the number of selling security holders that it is unable to identify beneficially owns less than 1% of the class, the Company will provide disclosure about such security holders on a group, rather than an individual basis.

Exhibits, page II-20

3.                                      Please file the agreement whereby, on September 29, 2006, you sold to CNPCHK (Indonesia) Limited 70% of your shareholding in the Continental-GeoPetro (Bengara-II) Ltd. subsidiary and your interest in the Bengara (II) Block, or tell us why this agreement does not need to be filed.  See Item 601(b)(10) of Regulation S-K.

This agreement has been filed as Exhibit 10.19 to the S-1.

Undertakings, page II-21

4.                                      Since the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, please include all applicable undertakings in Item 512 of Regulation S-K, such as Items 512(a)(5) & (6).

In Item 17, the undertakings in Item 512(a)(5) and Item 512(a)(6) have been added. See pages II-13, 14.

Signatures, page II-22

5.                                      Please revise to identify the signatory who serves the role of Principal Accounting Officer or Controller.

The signatory who serves as Principal Accounting Officer has been identified.  Please see page II-15.

Engineering Comments

Notes to Financial Statements

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-35

6.                                      We note significant gas reserve revisions in all three periods.  Please confirm that in future filings where significant changes in reserves are reported in the table of reserve changes, you will provide appropriate explanations of such changes.  Please see paragraph 11 of SFAS 69 for guidance.

In future filings, should there be a significant change in reported reserves, there will be an explanation of such changes included.

Please call me or Joseph S. Radovsky at (415) 981-1400 if you have any further questions or comments.

Very truly yours,

Adam P. Siegman

APS/bz
cc:	Mr. Joseph S. Radovsky
Mr. Stuart J. Doshi
Mr. Christopher Steinhauser
Mr. Tod Ackerly
Mr. Keir Gumbs